

April 7, 2011

Mr. James Mead
Chief Financial Officer
SL Green Realty Corp.
420 Lexington Ave.
New York, NY 10170

      RE: **SL Green Realty Corp.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             File No. 1-13199

Dear Mr. Mead:

We have reviewed your response letter dated March 24, 2011 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 of our comment letter dated March 11, 2011. We refer you to the disclosure on pages 41 and 42 of the Form 10-K relating to "rental revenues" and "property operating expenses." The figures disclosed in these tables appear to differ from your publicly reported same store net operating income figures. Please explain to us how these calculations differ. Alternatively, as same store net operating income appear to be a key performance indicator, please disclose same store net operating income in future periodic filings.

Item 1. Business, page 3

2.   We note your response to comment 3 of our comment letter dated March 11, 2011. We continue to believe that trends related to the weighted average maturity and yield on your debt and preferred equity portfolio are important performance indicators. In lieu of

disclosing weighted average maturity and yield on new investments made during the reporting period, please include disclosure that illustrates the impact on overall portfolio weighted average maturity and yield from investments and redemptions occurring during the reporting period.

Acquisition and Disposition, page 8

3.　　We note your response to comment 8 of our comment letter dated March 11, 2011. In future filings, to the extent applicable, please disclose the weighted average capitalization rates for aggregate property acquisitions made during the reporting period to the extent such acquisitions are 10% or more of your total commercial real estate property assets as presented in your balance sheet for the reporting period preceding the acquisitions. Please also disclose how you calculate capitalization rates.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

4.　　We note your response to comment 10 of our comment letter dated March 11, 2011. In future periodic filings, please balance your disclosure regarding leasing activity by disclosing the aggregate costs of leasing per rentable square foot, including tenant improvement allowances and leasing commissions.

Consolidated Statements of Income, page 66

5.　　We note your response to comment 11. The debt and preferred equity segment has had a significant impact on your reported earnings/losses for the past three years. Please confirm to us that in future filings that you will provide more robust disclosure regarding the significance of this segment and its impact on earnings at least as it relates to 2010 and 2009. As noted in our previous comment a majority of your earnings appear to be derived from this segment in 2010 and we believe this should be highlighted with disclosure discussing the high profit margins for this segment.

6.　　We note your response to comment 13. It appears from your response that you have allocated a small amount of interest expense to the Debt and Preferred Equity segment. We also note from your segment footnote that interest costs for the debt and preferred equity segment are imputed assuming 100% leverage at your unsecured revolving credit facility borrowing cost. Please tell us the amount of interest allocated to this segment and why it is so low in comparison to the income recorded. It appears that a majority of the expenses allocated to this segment is related to loan loss reserves of approximately $20 million.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney at (202) 551-3673 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief